EXHIBIT 12

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$(11,510)	$311,606	$(40,465)	$(46,949)	$(56,385)
Amount recorded for equity in (earnings) loss of unconsolidated entities	3,585	6,831	(2,495)	23,404	20,833
Add:
Distributions of earnings from unconsolidated entities	—	996	995	—	—
Interest on indebtedness, net of premiums	49,765	168,834	107,598	133,697	140,066
Amortization of loan costs	6,178	18,680	7,237	7,772	6,194
Interest component of operating leases	78	288	115	341	354
	$48,096	$507,235	$72,985	$118,265	$111,062

Fixed charges
Interest on indebtedness, net of premiums	$49,765	$168,834	$107,598	$133,697	$140,066
Amortization of loan costs	6,178	18,680	7,237	7,772	6,194
Interest component of operating leases	78	288	115	341	354
Dividends to Class B unit holders	703	2,813	2,879	2,943	2,943
	$56,724	$190,615	$117,829	$144,753	$149,557
Preferred stock dividends
Preferred Series A	$886	$3,542	$3,542	$3,542	$3,516
Preferred Series D	5,000	20,002	20,002	20,002	19,869
Preferred Series E	2,604	10,418	10,418	10,418	10,417
	$8,490	$33,962	$33,962	$33,962	$33,802

Combined fixed charges and preferred stock dividends	$65,214	$224,577	$151,791	$178,715	$183,359

Ratio of earnings to fixed charges		2.66

Ratio of earnings to combined fixed charges and preferred stock dividends		2.26

Deficit (Fixed charges)	$8,628		$44,844	$26,488	$38,495

Deficit (Combined fixed charges and preferred stock dividends)	$17,118		$78,806	$60,450	$72,297